Contact

www.linkedin.com/in/peterstrugatz (LinkedIn)
www.strugatzventures.com/ (Company)

Top Skills

Venture Capital
Manufacturing
Impact Investing

Peter Strugatz

Consigliere, Advisor, Ex-Officio Senior Team member, Strategist, Board member, Kibitzer, Business activist.

Amagansett, New York, United States

Summary

Consigliere | Advisor | Strategist | Board Member I Ex-Officio Senior Team member

Driving sustainable growth through capital strategy, operational transformation, and shared leadership.

I work with mission-driven founders and leaders to align financial, social, and operational strategies that balance purpose and profit. With over 35 years of experience—including roles as CEO, Investor, Ex-Officio Senior Team Member, and Board Member—I bring strategic insight, operational rigor, and a belief in co-learning and collaboration.

Key Experiences

• Designing business models, capital strategies and blended finance models.

• Structuring supply chains and scaling operations for resilience.

• Recruiting and mentoring high-performing, values-driven teams in the right roles.

• Embedding sustainability and shared leadership into organizational practices.

Selected Accomplishments

• Built manufacturing facilities in Mexico, UK, and Brooklyn Navy Yard and distribution centres in the Netherlands and Japan to meet customer demand.

• Achieved Cradle to Cradle Gold Certification and certified IceStone in the inaugural B-Lab Corporation cohort.

• Advised and invested in companies like Light Phone, Zipcar, Califia Farms, Victory Hemp Foods and Stonyfield Farms to scale impactful innovations.

• Organized trilingual town halls to foster shared leadership workplaces and advocate for employee ownership.

• Served as Founding Entrepreneur in Residence at Pratt Institute's Brooklyn Fashion + Design Accelerator.

As an entrepreneur, I understand the complexities of securing capital, navigating stakeholder expectations, and scaling businesses

sustainably. I’ve seen the transformative impact of aligning investments with social and environmental goals while preserving founder integrity.
My work includes crafting blended finance solutions with mission-driven capital while promoting employee ownership.

Peter has lived on Long Island’s North and South Forks for 40 years, seeing firsthand the link between hurricanes, sea-level rise, and what we eat.

Experience

Victory Hemp Foods
6 years

Board Member
January 2024 - Present (1 year 7 months)

Advisor and Board Chairperson
August 2019 - December 2023 (4 years 5 months)
Louisville, Kentucky, United States

Victory Hemp Foods produces premium, American-grown hemp ingredients designed for food, beverage, personal care, and pet product markets. Using innovative processing technology and direct relationships with North American farmers, we craft high-function proteins and oils from hemp seeds that elevate plant-based and other formulations. Based in Kentucky.

Global Round Table Leadership
Advisor
January 2023 - Present (2 years 7 months)
Keene, New Hampshire, United States

The Future of Leadership is Teaming.
Co-Creating Inclusive, Innovative & Human-Centric Workplace Cultures.

Sweet Unity Coffee
Advisor
September 2016 - Present (8 years 11 months)
Dar es Salaam, Tanzania

Advisor to Founder David Robinson.
https://www.sweetunitycoffee.com/pages/our-story

Strugatz Ventures

President

February 2012 - Present (13 years 6 months)

Greater New York City Area

Global Manufacturing and Distribution: Built manufacturing facilities in Reynosa, Mexico; Corby, England; and Brooklyn Navy Yard. Opened distribution centers in Raamsdonksveer, Netherlands, and Nagoya, Japan. Achieved Cradle to Cradle Gold Certification and was part of the first cohort of B Corps in 2005.

Founding Entrepreneur in Residence at the Brooklyn Fashion and Design Accelerator at Pratt Institute.

Organized multilingual town hall meetings simultaneously interpreted in Spanish, Tibetan, and English to foster inclusive organizational culture.

- **Early Career Highlights:** Interned under visionary architect and urban planner Paolo Soleri and worked as a coastal geologist on hurricane preparedness for the federal government.

Industry Experience

- **Industrial Hemp and Regenerative Agriculture**: Advancing sustainable practices and supply chain development.
- **Food, Beverage, and Plant-Based Foods**: Supporting mission-driven companies in scaling operations and market impact.
- **Green Building and Recycled Materials**: Pioneering innovation in eco-friendly materials like recycled glass and concrete.
- **Consumer Products and Home Furnishings**: Delivering strategic growth in industries balancing design, functionality, and sustainability.
- **Eco-Fashion and Eco-Forestry**: Promoting sustainable practices in apparel and reforestation.
- **Manufacturing**: Extensive leadership in building and managing global manufacturing facilities.
- **Technology for the Disabled**: Advocating for and supporting advancements that improve accessibility and independence.

Badger Balm

Advisor

August 2022 - December 2022 (5 months)

Gilsum, New Hampshire, United States

Advisor to Co-CEO Rebecca Hamilton

BE MORE with Anu

Advisory Board
September 2016 - June 2020 (3 years 10 months)
New York City Metropolitan Area

BE MORE with Anu trains people in breaking bias to advance DEI, belonging, and justice in our workplaces and communities.

Algasorganics
Advisor
February 2019 - December 2019 (11 months)
La Caye Saint Lucia

Algas Organics: The World's 1st Sargassum Seaweed Fertilizerwww.algasorganics.com
Algas Organics is proud to be the Caribbean's first indigenous agriculture biotechnology company.

Green Monday Ventures
Senior Advisor & US Representative
November 2016 - November 2019 (3 years 1 month)

Green Monday Ventures, a venture fund supporting plant-based food and environmental product startups.

Ejido Verde
Advisor to CEO and Finance team
January 2018 - June 2019 (1 year 6 months)
Morelia, Michoacán, Mexico

Ejido Verde is a sustainable pine resin company in the 10B USD global pine chemicals industry in partnership with indigenous communities with an adaptive reforestation model to restore degraded lands.

D Grid Energy
Senior Advisor, Social Capital
February 2017 - March 2018 (1 year 2 months)
Potomac, Maryland

DGridEnergy, LLC, is a US based manufacturer that provides an off-grid solar solution to lack of energy and commercial refrigeration throughout the globe.

Wool&Prince
Advisor
January 2017 - January 2017 (1 month)
Portland, Oregon Area

Wool & Prince makes garments for men using super soft wool to create garments that naturally resist odors and wrinkles while being 6x more durable than cotton.

The Light Phone
Advisor
October 2015 - October 2016 (1 year 1 month)

The Light Phone is a discrete credit card sized mobile phone designed to be used as little as possible. SVI supported The Light Phone with its first major capital raise and build-out of its business model and management team.

Califia Farms
Advisor to Founder and CEO
September 2014 - August 2016 (2 years)

Califia Farms is a plant-based beverage company. SVI provided advisory services to the founder Greg Steltenpohl and the senior team during the company's rapid scaling.

PRATT INSTITUTE
Founding Entrepreneur in Residence, Brooklyn Fashion + Design Accelerator
January 2013 - June 2014 (1 year 6 months)

Brooklyn, NY

The Brooklyn Fashion + Design Accelerator was a 20,000 sq. ft hub for ethical fashion and design businesses supporting start-ups with business planning and financing.

Personal BlackBox Company, PBC
Advisor
June 2013 - April 2014 (11 months)

PBB champions Personal Data Independence and helps unlock its value. SVI supported Personal Black Box with its Series B capital raise in 2015.

Slow Money Institute
Advisor
January 2013 - May 2013 (5 months)

Boulder, Colorado, United States

Organizational and development strategy to founder and staff for a a non-profit organization catalyzing grassroots funding for local food systems, organic farming and soil fertility.

IceStone LLC

Co-Founder, Co-CEO, and Managing Partner

November 2003 - November 2011 (8 years 1 month)

Brooklyn Navy Yard

A manufacturer of a high design, green, durable surface material made from 100% recycled glass, replacing marble, granite and petrochemical products. Built the company to 65 employees and 7 million in revenue. l

• Directed design and construction of the 55,000 square foot production and distribution facility at Brooklyn Navy Yard
• Received Cradle to Cradle Gold level certification by McDonough Braungart Design Chemistry
• Founding member of 1st cohort of B Corporation certification
• Named as one of the first Inc. Magazine's "50 Greenest Companies"

Strugatz Ventures, Inc.

President

October 1995 - October 2003 (8 years 1 month)

New York, United States

Strugatz's own investing strategy has included early participation in several well-regarded social purpose companies including Stonyfield Farm Yogurt and Zipcar.

Austin Sculpture

CEO

1980 - 1995 (15 years)

A manufacturer of sculptural reproductions and decorative accessories. Grew company from small family business to manufacture in 350,000 sq.ft. in the US, UK, Mexico, and Canada with 500 employees. Distributed in 17 countries selling through museums, department stores, and individual retailers.

Tetra Tech

Coastal Geologist

May 1978 - October 1979 (1 year 6 months)

Houston, Texas, United States

Hurricane storm surge and Flood Insurance program along the LA and TX coasts.

Education

Beloit College

BS, Geology · (1973 - 1977)

John Dewey High School

· (September 1969 - June 1971)